Mail Stop 3561

March 16, 2009

John Birchard
President
America's Driving Ranges, Inc.
78-365 Highway 111, #287
La Quinta, CA 92253

Re: **America's Driving Ranges, Inc.**
       Registration Statement on Form S-1/A
       Filed March 3, 2009
       File No. 333-154912

Dear Mr. Birchard:

    We have reviewed your response to our letter dated February 17, 2009 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

General

  1. Please submit a redlined version of your next amended Form S-1 on EDGAR and ensure that the redlined version marks all changes in the document.

Prospectus Summary, page 3

  2. Please revise throughout the prospectus as appropriate to reflect your net loss of $20,054 from inception to December 31, 2008.

  3. Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note in this regard that in the prospectus summary you have revised the expiration date of the offering to August 31, 2009; however, the second paragraph of the Plan of Distribution section indicates the expiration date of the offering is June 30, 2009.

Special Note Regarding Forward-Looking Statements, page 5

  4. Please revise to clarify that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

Risk Factors, page 5

5. We note your response to our prior comment 1; however, we reissue the comment because it does not appear that the last five risk factor captions have been revised in response to our comment. Please refer to prior comment 1 and revise the risk factor captions to succinctly state the risks that result from the facts or uncertainties. Please note that this comment is directed toward the risk factor captions rather than the substantive risk factor discussion.

6. We note your response to our prior comment 2; however, we reissue in part. We note the risk factors titled "Risks Related to Current Economic Conditions and Construction," "Risks Related to Lack of Construction Experience," and "Costs of Maintaining a Public Company Due to Sarbanes-Oxley Act." While we note you have revised these risk factors to remove mitigating information, the risk factors have been edited in such a way that they now appear to be generic boilerplate. Please revise to tailor each risk factor to your specific facts and circumstances. While each risk factor should be brief, it will likely require more than one sentence to adequately highlight each risk and place each risk in the context of your specific circumstances.

Costs of Maintaining a Public Company Due to Sarbanes-Oxley Act, page 8

7. We note your response to our prior comment 2. Please advise why you edited the substantive portion of this risk factor. Your disclosure as previously written better addressed the risks of being a public company than the disclosure as it is now written. Please note that prior comment 1 was directed at the adequacy of the risk factor captions.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 22

Business Development, page 22

8. We note the fifth sentence of this section which states "[t]he pro shop will generate profit as well but nothing compared to the driving range." Please revise to elaborate how the pro shop will generate profits and provide your estimates, if known, of pro shop revenues and expenses. Alternatively, delete this statement.

Exhibit 5.1

9. We note your response to our prior comment 11. Please note that with respect to the registration of an equity transaction, counsel should opine that the shares to be issued will be legally issued, non-assessable, and fully paid under the laws of the

state of incorporation. As such, please revise the opinion to opine that the shares will be fully paid when issued.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3313 with questions regarding comments on the non-financial statement disclosure and related matters.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (760) 341-3635
Henry C. Casden